UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceuticals Corporation

File No. 001-14471 - CF#24789

Medicis Pharmaceuticals Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2010.

Based on representations by Medicis Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.70	through January 25, 2015
Exhibit 10.71	through August 11, 2016
Exhibit 10.72	through September 8, 2016
Exhibit 10.73	through March 20, 2018
Exhibit 10.74	through November 14, 2019
Exhibit 10.75	through November 13, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel